EXHIBIT 11
U.S. GOLD CORPORATION
EXHIBIT TO FORM 10-KSB


Computation of Weighted Average Shares Outstanding
Used in Earnings Per Share Calculations
for the two years ended December 31, 1995


                                          1995           1994

Shares issued, beginning of period     13,768,800      13,768,800

Weighted average shares issued-

Exercise of stock options                  25,454               -

Weighted average of common
stock equivalents-

Unexercised stock options               1,193,495       1,250,000

Less: Buy back of common
shares under treasury stock
method using average price (1)           (395,779)       (549,574)


Total weighted average shares
and share equivalent outstanding       14,591,970      14,469,226


(1) Fully diluted computations are not made as total shares and share equivalent outstanding would be effected by less than 3%.